UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the

Securities Exchange Act of 1934

FXCM Inc.
(Exact name of registrant as specified in its charter)

Delaware	27-3268672
(State or other jurisdiction of incorporation)	(I.R.S. employer identification no.)

55 Water Street, 50th floor, New York, N.Y.	10041
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series A Junior Participating Preferred Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: [N/A]

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

Amended and Restated Rights Agreement

On January 26, 2016, FXCM Inc. (the “Company”) entered into an Amended and Restated Rights Agreement (the “Amended Rights Agreement”) with American Stock Transfer & Trust Company, as Rights Agent, which amended the Company’s original Rights Agreement (the “Original Rights Agreement”) entered into by and between the Company and the Rights Agent as of January 29, 2015.

The amendments to the Original Rights Agreement effected by the Amended Rights Agreement included, among others, the following:

•	extension of the expiration date of the Rights from January 29, 2018 to January 26, 2019 (subject to earlier expiration under the circumstances described below);

•	inclusion of an additional threshold at which a person or group becomes an “Acquiring Person” of 4.9% of the outstanding Capital Stock, subject to certain exceptions (including that any stockholder who, as of the time of the first public announcement of the adoption of the Amended Rights Agreement, beneficially owns 4.9% or more of the then-outstanding shares of Capital Stock will not be deemed to be an “Acquiring Person” so long as such stockholder does not thereafter acquire any additional shares of Capital Stock, subject to certain exceptions); and

•	amendment of certain other provisions, including the definitions of “Beneficial Ownership” and “Exempt Person”, to include terms appropriate for the purpose of preserving certain tax benefits.

The following summary of the terms of the Amended Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Amended Rights Agreement, a copy of which is filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2016 and is incorporated herein by reference.

Exercise of Rights. On or after the Distribution Date, each Right would initially entitle the holder to purchase one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), for a purchase price of $44.12 (subject to adjustment) (the “Exercise Price”). Under certain circumstances set forth in the Amended Rights Agreement, the Company may suspend the exercisability of the Rights.

Definition of Acquiring Person. An “Acquiring Person” is a person or group that, together with affiliates and associates of such person or group, acquires beneficial ownership (i) of 4.9% or more of the shares of Class A Common Stock then outstanding or 4.9% of the Total Fair Market Value of all Capital Stock then outstanding, or (ii) of 10% or more of the Capital Stock, other than: (A) the Company, its subsidiaries and their respective employee benefit plans; (B) any stockholder that, as of the time of the first public announcement of adoption of the Amended Rights Agreement, beneficially owns an amount equal to or more than the Stated Thresholds (unless and until, (X) as applicable to a 4.9% Existing Holder, such person thereafter acquires any additional shares of Capital Stock, or (Y) as applicable to a 10% Existing Holders, such person thereafter acquires Capital Stock representing 0.25% or more of the then outstanding Capital Stock, subject to certain exceptions); (C) a person who becomes an Acquiring Person solely as a result of the Company repurchasing shares of Capital Stock or a stock dividend, stock split, reverse stock split or similar transaction effected by the Company (unless and until such person acquires additional shares, other than in certain specified exempt transactions); (D) certain stockholders who inadvertently or without knowledge of the terms of the Rights, buy shares in excess of Stated Thresholds and who do not thereafter reduce the percentage of shares owned below such thresholds; and (E) any person that the Board has affirmatively determined, in its sole discretion, prior to the Distribution Date, in light of the intent and purposes of the Amended Rights Agreement or other circumstances facing the Company, shall not be deemed an Acquiring Person.

Expiration. The Rights will expire on the earliest of (i) 5:00 P.M., New York, New York time, on January 26, 2019 or such later date as may be established by the Board prior to the expiration of the Rights, (ii) the date on which the Rights are redeemed or exchanged as provided in the Amended Rights Agreement, (iii) solely with respect to the 4.9% Threshold, the effective date of the repeal of Section 382 of the Code or any successor statute if the Board of Directors determines that this Agreement is no longer necessary or desirable for the preservation of Tax Benefits, and (iv) solely with respect to the 4.9% Threshold, the first day of a taxable year of the Company to which the Board of Directors determines that no Tax Benefits may be carried forward.

Item 2. Exhibits.

4.1	Amended and Restated Rights Agreement, dated as of January 26, 2016, by and between FXCM Inc. and American Stock Transfer & Trust Company, LLC (which includes the Amended Summary of Rights to Purchase Series A Junior Participating Preferred Stock as Exhibit B to the Amended and Restated Rights Agreement) (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on January 26, 2016).*

_______________________

* Incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 26, 2016

FXCM Inc.

By:	/s/ David S. Sassoon
Name: David S. Sassoon Title: General Counsel

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